

Stop 4628

June 27, 2018

<u>Via E-mail</u>
Lorenzo A. Flores
Executive Vice President and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

      Re: **Xilinx, Inc.**
             10-K for Fiscal Year Ended March 31, 2018
             Filed May 15, 2018
             File No. 0-18548

Dear Mr. Flores:

     We refer you to our comment letter dated June 13, 2018, regarding business contacts with North Korea, Sudan and Syria and adverse reputational and other effects because of your business relationship with ZTE. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Catia Hagopian
       Senior Vice President and General Counsel
       Xilinx, Inc.